EXHIBIT 99.2
SPHERE 3D CORP.
Condensed Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2022 and 2021
(Expressed in U.S. dollars)

Sphere 3D Corp.
Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars, except shares)

	March 31, 2022	December 31, 2021
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$25,659	$54,355
Accounts receivable, net	205	181
Notes receivable	3,439	1,859
Other current assets	32,849	22,027
Total current assets	62,152	78,422
Notes receivable	13,617	11,988
Investments	19,949	19,949
Mining equipment, net	4,268	—
Intangible assets, net	56,771	63,017
Other assets	108,078	102,548
Total assets	$264,835	$275,924
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$818	$1,252
Accrued liabilities	5,412	3,250
Accrued payroll and employee compensation	215	199
Deferred revenue	182	210
Other current liabilities	31	297
Total current liabilities	6,658	5,208
Deferred revenue, long-term	84	58
Other non-current liabilities	1,031	1,032
Total liabilities	7,773	6,298
Commitments and contingencies (Note 12)
Shareholders’ equity:
Preferred shares, no par value, unlimited shares authorized, 96,000 shares issued and outstanding as of March 31, 2022 and December 31, 2021	42,350	42,350
Common shares, no par value; unlimited shares authorized, 64,516,403 and 63,566,403 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	446,339	444,265
Accumulated other comprehensive loss	(1,785)	(1,794)
Accumulated deficit	(229,842)	(215,195)
Total shareholders’ equity	257,062	269,626
Total liabilities and shareholders’ equity	$264,835	$275,924
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Operations
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31,
	2022	2021

Revenues:	(Unaudited)
Digital mining revenue	$747	$—
Service and product revenue	625	940
Total revenues	1,372	940

Operating costs and expenses:
Cost of digital mining revenue	474	—
Cost of service and product revenue	359	509
Sales and marketing	231	304
Research and development	114	237
General and administrative	15,214	1,165
Impairment of digital assets	91	—
Total operating expenses	16,483	2,215
Loss from operations	(15,111)	(1,275)
Other income (expense):
Interest expense, related party	—	(496)
Interest expense	—	(13)
Interest and other income (expense), net	464	(588)
Net loss	(14,647)	(2,372)
Dividends on preferred shares	—	193
Net loss available to common shareholders	$(14,647)	$(2,565)

Net loss per share:
Net loss per share basic and diluted	$(0.23)	$(0.27)
Shares used in computing net loss per share:
Basic and diluted	63,841,403	9,421,717
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Comprehensive Loss
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2022	2021

	(Unaudited)
Net loss	$(14,647)	$(2,372)
Other comprehensive income:
Foreign currency translation adjustment	9	4
Total other comprehensive income	9	4
Comprehensive loss	$(14,638)	$(2,368)
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Shareholders’ Equity
(in thousands of U.S. dollars, except shares)
(Unaudited)

	Preferred Shares		Common Shares		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	96,000	$42,350	63,566,403	$444,265	$(1,794)	$(215,195)	$269,626
Issuance of common shares and warrants for the settlement of liabilities	—	—	950,000	1,957	—	—	1,957
Share-based compensation	—	—	—	117	—	—	117
Other comprehensive income	—	—	—	—	9	—	9
Net loss	—	—	—	—	—	(14,647)	(14,647)
Balance at March 31, 2022	96,000	$42,350	64,516,403	$446,339	$(1,785)	$(229,842)	$257,062

	Preferred Shares		Common Shares		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	9,355,778	$11,769	7,867,186	$192,406	$(1,791)	$(197,375)	$5,009
Issuance of common shares for conversion of preferred shares	(2,495,300)	(2,482)	2,532,798	2,482	—	—	—
Issuance of common shares	—	—	235,000	597	—	—	597
Issuance of common shares for the settlement of liabilities	—	—	351,880	921	—	—	921
Exercise of warrants	—	—	743,820	478	—	—	478
Other comprehensive income	—	—	—	—	4	—	4
Net loss	—	—	—	—	—	(2,372)	(2,372)
Preferred dividends	—	—	—	—	—	(193)	(193)
Balance at March 31, 2021	6,860,478	$9,287	11,730,684	$196,884	$(1,787)	$(199,940)	$4,444
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2022	2021
Operating activities:	(Unaudited)
Net loss	$(14,647)	$(2,372)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	6,364	154
Impairment of digital assets	91	—
Realized gain on sale of digital assets	(3)	—
Digital currency issued for services	229	—
Share-based compensation	117	—
Preferred shares penalty fee	—	653
Amortization of debt issuance costs	—	485
Changes in operating assets and liabilities:
Accounts receivable	(24)	149
Accounts payable and accrued liabilities	2,952	(120)
Accrued payroll and employee compensation	16	49
Deferred revenue	(2)	(163)
Other assets and liabilities, net	(10,953)	284
Net cash used in operating activities	(15,860)	(881)
Investing activities:
Deposit for purchase of mining equipment	(9,999)	—
Notes receivable	(2,837)	—
Net cash used in investing activities	(12,836)	—
Financing activities:
Proceeds from issuance of common shares and warrants, net	—	552
Proceeds from long-term debt	—	447
Proceeds from exercise of warrants	—	386
Payments for line of credit, net	—	(401)
Payments for preferred share dividends	—	(71)
Net cash provided by financing activities	—	913
Net (decrease) increase in cash and cash equivalents	(28,696)	32
Cash and cash equivalents, beginning of period	54,355	461
Cash and cash equivalents, end of period	$25,659	$493
Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$6
Supplemental disclosures of non-cash financing activities:
Reclassification from deposit for mining equipment to mining equipment	$4,386	$—
Issuance of common shares and warrants for settlement of liabilities	$1,957	$921
Issuance of common shares for exercise of warrants applied to settlement of liabilities	$—	$92
See accompanying notes to condensed consolidated financial statements.

Sphere 3D Corp.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1.Organization and Business
Sphere 3D Corp. was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. On March 24, 2015, the Company completed a short-form amalgamation with a wholly-owned subsidiary. In connection with the short-form amalgamation, the Company changed its name to “Sphere 3D Corp.” Any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us”, or similar terms refers to Sphere 3D Corp. and its subsidiaries. In January 2022, the Company commenced operations of its digital mining operation as a net carbon-neutral cryptocurrency miner. The Company is establishing an enterprise-scale mining operation through procurement of next-generation mining equipment and partnering with experienced service providers. In addition, the Company delivers data management and desktop and application virtualization solutions through hybrid cloud, cloud and on premise implementations by its global reseller network. The Company achieves this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. The Company’s products allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with the latest storage solutions. The Company’s brands include HVE ConneXions (“HVE”) and Unified ConneXions (“UCX”). In October 2021, the Company sold its SnapServer® product line and associated assets.
The Company has commenced planning and has entered into a series of agreements that have enabled it to enter the digital asset mining industry, including entering into machine purchase agreements with FuFu Technology Limited (“BitFuFu”) and NuMiner Global, Inc. (“NuMiner”), the Master Services Agreement between Sphere 3D and Gryphon Digital Mining, Inc. (“Gryphon”), and the Sub-License and Delegation Agreement with Gryphon. See Commitments and Contingencies in the Notes to the Condensed Consolidated Financial Statements for additional information.
Liquidity and Going Concern
Management has projected that cash on hand may not be sufficient to allow the Company to continue operations beyond November 30, 2022 if we are unable to raise additional funding for operations. We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds for working capital or to pay for the purchase of cryptocurrency mining machines through equity or debt financings or other sources may depend on the financial success of our then current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at a reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. We require additional capital and if we are unsuccessful in raising that capital, we may be required to cancel our existing purchase obligations under our current mining purchase agreements, or we may not be able to continue our business operations in the cryptocurrency mining industry or we may be unable to advance our growth initiatives, either of which could adversely impact our business, financial condition and results of operations.
Significant changes from the Company’s current forecasts, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; (iv) changes in the historical timing of collecting accounts receivable; and (v) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on the Company’s ability to access the level of funding necessary to continue its operations at current levels. If any of these events occurs or the Company is unable to generate sufficient cash from operations or financing sources, the Company may be forced to liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or seek bankruptcy protection or be subject to an involuntary bankruptcy petition, any of, which would have a material adverse effect on the Company’s business, results of operations, financial position and liquidity.

Given the Company’s existing purchase obligations, if such agreements are not cancelled by the Company, management has projected that cash on hand will not be sufficient to allow the Company to meet its outstanding purchase obligations beyond November 30, 2022 if the Company is unable to raise additional debt or equity funding for operations. On a short-term basis, the Company plans to raise debt or equity funding to meet its payment obligations under its current contracts and for additional working capital. These factors, among, others raise substantial doubt that the Company will be able to continue as a going concern. The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from the outcome of this uncertainty.
Terminated Merger Agreement
On June 3, 2021, the Company entered into an Agreement and Plan of Merger, which was subsequently amended on December 29, 2021 (the “Merger Agreement”), which the Company agreed to acquire all of the issued and outstanding capital stock of Gryphon Digital Mining, Inc. (“Gryphon”) through a merger transaction (the “Merger”).
On February 15, 2022, and subsequently on March 7, 2022, primarily as a result of comments we received from the SEC relating to an amendment to the registration statement on Form F-4 we filed with the SEC on January 4, 2022 in connection with our proposed merger with Gryphon, we retained two independent investment banks to review the terms of the proposed Gryphon merger transaction. The nature of the review was to provide an independent analysis as to whether the consideration to be paid by us in the proposed merger was fair to our stockholders from a financial point of view and to assess the inputs to the financial models that were used to test such fairness.
On April 4, 2022, the Merger Agreement was terminated. The Company and Gryphon will continue its relationship through the Gryphon Master Services Agreement entered into in 2021.
2.Summary of Significant Accounting Policies
Principles of Consolidation
The condensed consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for a complete set of financial statements. These condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 30, 2022. In the opinion of management, all adjustments of a normal recurring nature considered necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations to be expected for the full fiscal year. These condensed consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated in consolidation.
Use of Estimates
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for impairment assessments of definite-lived intangible assets, other indefinite-lived intangible assets; deferred revenue; allowance for doubtful receivables; inventory valuation; warranty provisions; equity treatment of preferred shares and litigation claims. Actual results could differ from these estimates.

Reclassifications
Certain prior period amounts have been reclassified for consistency with the current period presentation. The reclassifications did not have a material impact on the Company's condensed interim consolidated financial statements and related disclosures. The impact on any prior period disclosures was immaterial.
Foreign Currency Translation
The financial statements of the Company’s foreign subsidiary, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the consolidated balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders’ equity. Gains or losses from foreign currency transactions are recognized in the condensed consolidated statements of operations. Such transactions resulted in minimal losses in both the three months ended March 31, 2022 and 2021.
Cash Equivalents
Highly liquid investments with insignificant interest rate risk and original maturities of three months or less, when purchased, are classified as cash equivalents. Cash equivalents are composed of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.
Accounts Receivable
Accounts receivable is recorded at the invoiced amount and is non-interest bearing. We estimate our allowance for doubtful accounts based on an assessment of the collectability of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, we analyze specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers’ payment terms and/or patterns. We review the allowance for doubtful accounts on a quarterly basis and record adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectable.
Digital Assets
Digital assets are included in other current assets in the accompanying consolidated balance sheets. Fair value of the digital asset award received is determined using the market rates of the related digital asset at the transaction date. The Company accounts for digital assets as indefinite-lived intangible assets. The digital assets are recorded at cost less impairment. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is promulgated by the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.
An impairment analysis is performed at each reporting period or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. The fair value of digital assets is determined on a nonrecurring basis based on quoted prices on the active exchange(s) that the Company has determined as the principal market for digital assets (Level 1 inputs). If the carrying value of the digital asset exceeds the fair value based on the lowest price quoted in the active exchanges during the period, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.
Impairment losses are recognized in operating expenses in the consolidated statements of operations in the period in which the impairment is identified. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale or disposition.

Digital assets awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.
The following table presents the activities of the digital assets for the three months ended March 31, 2022 (in thousands):

Balance at January 1, 2022	$—
Addition of digital assets	730
Digital assets issued for services	(229)
Realized gain on sale of digital assets	3
Impairment loss	(91)
Balance at March 31, 2022	$413
Investments
The Company holds investments in equity securities of public and nonpublic companies for business and strategic purposes. The nonpublic equity securities do not have a readily determinable fair value and are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company reviews its investments on a regular basis to determine if the investments are impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount. There were no known identified events or changes in circumstances that may have a significant adverse effect on the fair value of investments as of March 31, 2022.
Mining Equipment
Mining Equipment is stated at cost, including purchase price and all shipping and custom fees, and depreciated using the straight-line method over the estimated useful lives of the assets, generally five years.
The Company reviews the carrying amounts of mining equipment when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.
Intangible Assets
For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.
Purchased intangible assets are amortized on a straight-line basis over their economic lives of 15 months to 15 years for supplier agreements, six years for channel partner relationships, and seven years for customer relationships as this method most closely reflects the pattern in which the economic benefits of the assets will be consumed.

Impairment of Intangible Assets
Intangible assets are tested for impairment on an annual basis at December 31, or more frequently if there are indicators of impairment. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in our market capitalization. Intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment.
Revenue Recognition
The Company accounts for revenue pursuant to ASU 2014-09, Revenue from Contracts with Customers and all the related amendments (“Topic 606”). Under Topic 606, an entity is required to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, and contract consideration will be recognized on a “sell-in basis” or when control of the purchased goods or services transfer to the distributor.
The Company is engaged with digital asset mining pool operators to provide computing power to the mining pools. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives for successfully adding a block to the blockchain, plus a fractional share of the transaction fees attached to that blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. The Company satisfies its performance obligation at the point in time that the Company is awarded a unit of digital currency through its participation in the applicable network and network participants benefit from the Company’s verification service. The transaction price is the fair value of the digital asset mined, being the fair value per the prevailing market rate for that digital asset on the transaction date, and this is allocated to the number of digital assets mined. The transaction consideration the Company receives is noncash consideration, in the form of digital currency, which the Company measures at fair value on the date received which is not materially different than the fair value at contract inception or time the Company has earned the award from the mining pools. Fair value of the digital currency award received is determined using the spot price of the related digital currency on the date earned. The Company cannot determine, during the course of solving for a block, that a reversal of revenue is not probable and therefore revenue is recognized when the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive.
There is currently no definitive guidance under GAAP or alternative accounting framework for the accounting for digital currencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.
Expenses associated with running the digital asset mining operations, such as equipment depreciation, rent, operating supplies, utilities and monitoring services are recorded as cost of revenues.
The Company also generates revenue from: (i) solutions for standalone storage and integrated hyper-converged storage; (ii) professional services; and (iii) warranty and customer services. The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers the Company performs the following five steps: (i) identify the promised goods or services in the contract; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations.

Approximately 70% of the Company’s product and service revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied at a point in time. These contracts are generally comprised of a single performance obligation to transfer products. Accordingly, the Company recognizes revenue when change of control has been transferred to the customer, generally at the time of shipment of products. The Company sells its products both directly to customers and through distributors generally under agreements with payment terms typically less than 45 days. Revenue on direct product sales, excluding sales to distributors, are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our standard product warranty. Product sales to distribution customers that are subject to certain rights of return, stock rotation privileges and price protections, contain a component of “variable consideration.” Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products and is generally based upon a negotiated fixed price and is net of estimates for variable considerations.
For performance obligations related to warranty and customer services, such as extended product warranties, the Company transfers control and recognizes revenue on a time-elapsed basis. The performance obligations are satisfied as services are rendered typically on a stand-ready basis over the contract term, which is generally 12 months.
The Company also enters into revenue arrangements that may consist of multiple performance obligations of its product and service offerings such as for sales of hardware devices and extended warranty services. The Company allocates contract fees to the performance obligations on a relative stand-alone selling price basis. The Company determines the stand-alone selling price based on its normal pricing and discounting practices for the specific product and/or service when sold separately. When the Company is unable to establish the individual stand-alone price for all elements in an arrangement by reference to sold separately instances, the Company may estimate the stand-alone selling price of each performance obligation using a cost plus a margin approach, by reference to third party evidence of selling price, based on the Company’s actual historical selling prices of similar items, or based on a combination of the aforementioned methodologies; whichever management believes provides the most reliable estimate of stand-alone selling price.
Extended Warranty
Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. The Company contracts with third party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement. The Company will typically apply the practical expedient to agreements wherein the period between transfer of any good or service in the contract and when the customer pays for that good or service is one year or less. Advanced payments for long-term maintenance and warranty contracts do not give rise to a significant financing component. Rather, such payments are required by the Company primarily for reasons other than the provision of finance to the entity.
Research and Development Costs
Research and development expenses include payroll, employee benefits, share-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses are charged to operating expenses as incurred when these expenditures relate to the Company’s research and development efforts and have no alternative future uses.
Comprehensive Income (Loss)
Comprehensive income (loss) and its components encompass all changes in equity other than those arising from transactions with shareholders, including net loss and foreign currency translation adjustments, and is disclosed in a separate condensed consolidated statement of comprehensive loss.

Share-based Compensation
The Company accounts for share-based awards, and similar equity instruments, granted to employees, non-employee directors, and consultants under the fair value method. Share-based compensation award types include stock options and restricted stock. The Company uses the Black-Scholes option pricing model to estimate the fair value of option awards on the measurement date, which generally is the date of grant. The expense is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments for which service is expected to be rendered. The fair value of restricted stock units (“RSUs”) is estimated based on the market value of the Company’s common shares on the date of grant. The fair value of options granted to non-employees is estimated at the measurement date, which generally is the date of grant, using the Black-Scholes option pricing model.
Share-based compensation expense for options with graded vesting is recognized pursuant to an accelerated method. Share-based compensation expense for RSUs is recognized over the vesting period using the straight-line method. Share-based compensation expense for an award with performance conditions is recognized when the achievement of such performance conditions are determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed. Forfeitures are recognized in share-based compensation expense as they occur.
The Company has not recognized, and does not expect to recognize in the near future, any tax benefit related to share-based compensation cost as a result of the full valuation allowance of our net deferred tax assets and its net operating loss carryforward.
Segment Reporting
Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding the method to allocate resources and assess performance. The Company has two operating segments.
Recently Issued and Adopted Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, the Company believes that the impact of recently issued standards will not have a material impact on the Company’s consolidated financial statements upon adoption.
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt with Conversion and other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The new guidance eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance requires that the if-converted method is used in computing diluted EPS for all convertible instruments. The update is effective for annual reporting periods, including interim periods, beginning after December 15, 2021. The adoption of the new standard did not have a material effect on our financial position, results of operations or cash flows.
Accounting pronouncements pending adoption
On October 28, 2021, the FASB issued Accounting Standards Update No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The new standard is effective for the Company for its fiscal year beginning January 1, 2023 and interim periods within its fiscal year beginning January 1, 2023. Early adoption is permitted. The Company is evaluating the impact of adopting this standard.

3.    Notes Receivable
SPAC Sponsor Loan to MEOA
In February and March 2022, the Company’s subsidiary, SPAC Sponsor, in connection with the MEOA Commitment Agreement, entered into promissory notes with MEOA for a loan in the aggregate amount of $337,000. Such loan is payable upon consummation of MEOA’s initial business combination, without interest, or, at the SPAC Sponsor’s discretion, would be convertible into warrants of MEOA at a price of $1.00 per warrant. If MEOA does not complete a business combination such loan would be forgiven.
Gryphon Promissory Note
In July 2021, the Company entered into a Promissory Note and Security Agreement with Gryphon, which was amended on August 30, 2021, September 29, 2021, and further amended on December 29, 2021 (the “Gryphon Note” as amended). The Gryphon Note, pursuant to which the Company agreed to loan in the aggregate to Gryphon $12.5 million, has a payment schedule whereby the principal and accrued interest shall be due and payable commencing on completion of the Merger Agreement, to be forgiven if the Merger Agreement is terminated. In January 2022, the Company advanced to Gryphon $2.5 million per the terms of Gryphon Note, as amended. The Gryphon Note bears interest at the rate of 9.5% per annum. As of March 31, 2022 and December 31, 2021, the outstanding Gryphon Note balance, including accrued interest, was $13.1 million and $10.3 million, respectively.
On April 4, 2022, the Merger Agreement was terminated and the Gryphon Note was forgiven and will be written off to expense during the second quarter of 2022.
Rainmaker Promissory Note
In September 2020, the Company entered into a Senior Secured Convertible Promissory Note with Rainmaker (the “Rainmaker Note”), pursuant to which the Company loaned Rainmaker the principal amount of $3.1 million. The Rainmaker Note is secured as a registered lien under the Uniform Commercial Code and the Personal Property Security Act (Ontario) against the assets of Rainmaker and bears interest at the rate of 10.0% per annum. The principal and interest accrue monthly and are due and payable in full on September 14, 2023. As of March 31, 2022 and December 31, 2021, the outstanding Rainmaker Note balance, including accrued interest, was $3.6 million and $3.5 million, respectively.
4.    Certain Balance Sheet Items
The following table summarizes other current assets (in thousands):

	March 31, 2022	December 31, 2021
Prepaid digital hosting services	$30,491	$20,043
Prepaid services	966	1,477
Prepaid insurance	262	406
Other	1,130	101
	$32,849	$22,027

The following table summarizes other assets (in thousands):

	March 31, 2022	December 31, 2021
Deposit for mining equipment	$107,850	$102,238
Prepaid insurance and services	217	251
Other	11	59
	$108,078	$102,548
5.    Intangible Assets
The following table summarizes intangible assets, net (in thousands):

	March 31, 2022	December 31, 2021
Developed technology	$10,344	$10,344
Supplier agreements	68,147	68,147
Channel partner relationships	730	730
Capitalized development costs	103	103
Customer relationships	380	380
	79,704	79,704
Accumulated amortization:
Developed technology	(10,344)	(10,344)
Supplier agreement	(11,501)	(5,289)
Channel partner relationships	(629)	(598)
Capitalized development costs	(103)	(103)
Customer relationships	(356)	(353)
	(22,933)	(16,687)
Total finite-lived intangible assets, net	$56,771	$63,017
Amortization expense of intangible assets was $6.2 million and $0.2 million during the three months ended March 31, 2022 and 2021, respectively. Estimated amortization expense for intangible assets is expected to be approximately $20.9 million for the remainder of 2022 and $8.6 million, $8.6 million, $8.6 million, $8.6 million, and $0.8 million in fiscal 2023, 2024, 2025, 2026 and 2027, respectively.
Hertford Asset Acquisition
On July 31, 2021, the Company entered into an agreement (the “Hertford Agreement”) with Hertford Advisors Ltd. (“Hertford”), a privately held company that provides turnkey mining solutions, to provide an exclusive right to assume all of Hertford’s rights to a number of digital asset mining hardware agreements (the “Equipment Agreements”). The Company has assumed and executed the first Equipment Agreement directly with the manufacturer, for the purchase of up to 60,000 new digital asset mining machines, with deliveries that commenced in January 2022 and continue over the next nine months. In exchange for the assignment of the Equipment Agreements for which the Company has the right, but not the obligation, to complete, in 2021 the Company issued to Hertford common and preferred shares with an aggregate value of $53.8 million and is included in supplier agreements.

Supplier Agreement Acquisition
On August 3, 2020, the Company and Dale Allan Peters (“Peters”), as the beneficial shareholder of 101250 Investments Ltd. (“101 Invest”), a company existing under the laws of the Turks & Caicos Islands and a water partner of Rainmaker, entered into a share purchase agreement (the “101 Invest Purchase Agreement”). As a result of the 101 Invest Purchase Agreement, 101 Invest is a wholly-owned subsidiary of the Company. Under the terms of the 101 Invest Purchase Agreement, the Company issued common shares to Greenfield Investments Ltd. for a value of $1,560,000 and is included in supplier agreements. 101 Invest has exclusive rights to deliver the Rainmaker water solution to three Turks and Caicos island communities - Plantation Hills, Blue Sky and Village Estates.
6.Investments
Filecoiner Common Stock
In October 2021, the Company purchased 1,500,000 shares of common stock of Filecoiner, a private corporation, at a price equal to $4.00 per share. The Filecoiner common stock held by the Company is recorded on a cost basis or $6.0 million.
Filecoiner Preferred Stock
In October 2021, the Company received 8,000 shares of Series B preferred stock of Filecoiner (“Filecoiner Series B Preferred Stock”) for consideration for the sale of its SnapServer® product line to Filecoiner. The preferred shares have a liquidation preference of $1,000 per share, do not accrue dividends nor have voting rights. Filecoiner will use 1.5% of its annual gross revenue to redeem any outstanding shares of Filecoiner Series B Preferred Stock. This amount will be paid to the holder of the Filecoiner Series B Preferred Stock within 15 days of the completion of Filecoiner's audited financial statements During any 12-calendar month period, 25% of the shares of Series B Preferred Stock shall be convertible at the option of the holder thereof at any time into a number of shares of common stock determined by dividing (i) the original issue price by (ii) the conversion price then in effect. The initial conversion price for the Series B Preferred Stock shall be equal to $8.00 per share. The conversion price from time to time in effect is subject to adjustment as hereinafter provided in the Filecoiner acquisition agreement. The fair value of the Filecoiner Series B Preferred Stock was estimated using a Monte Carlo simulation with the following inputs: discount rate of 40%, risk-free rate of 1.05%, cost of debt of 7.48%, together with a capital option pricing model using the following inputs: volatility of 146% and risk-free rate of 1.05%. As of both March 31, 2022 and December 31, 2021, the fair value of the Filecoiner Series B Preferred Stock held by the Company was $6.4 million.
Special Purpose Acquisition Company
In April 2021, the Company sponsored a special purpose acquisition company (“SPAC”), Minority Equality Opportunities Acquisition Inc. (“MEOA”), through the Company’s wholly owned subsidiary, Minority Equality Opportunities Acquisition Sponsor, LLC (“SPAC Sponsor”). MEOA’s purpose is to focus initially on transactions with companies that are minority owned businesses. In April 2021, SPAC Sponsor paid $25,000 of deferred offering costs on behalf of MEOA in exchange for 2,875,000 shares of MEOA’s Class B common stock (the “Founder Shares”) and is recorded on a cost basis.
In August 2021, SPAC Sponsor participated in the private sale of an aggregate of 5,395,000 Warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant. The SPAC Sponsor paid $5.4 million to MEOA, which included $1.0 million from an investor participating in SPAC Sponsor and is included in other non-current liabilities. The Private Placement Warrants are not transferable, assignable or saleable until 30 days after MEOA completes a business combination, which is required to be completed within 12 months from the closing of the initial public offering (“IPO”) (or 21 months from the closing of the IPO if MEOA extends the period of time to consummate a business combination). MEOA’s IPO was completed on August 30, 2021. The Private Placement Warrants held by the Company are recorded on a cost basis.

Silicon Valley Technology Partners
In November 2018, in connection with the divestiture of Overland Storage, Inc. (“Overland”), the Company received 1,879,699 Silicon Valley Technology Partners (“SVTP”) Preferred Shares. As of both March 31, 2022 and December 31, 2021, the SVTP Preferred Shares have a fair value of $2.1 million. The fair value of this investment was estimated using discounted cash flows.
7.Fair Value Measurements
The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
The Company’s consolidated financial instruments include cash equivalents, accounts receivable, notes receivable, investments, accounts payable, accrued liabilities and preferred shares. Fair value estimates of these instruments are made at a specific point in time, based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash equivalents, accounts receivable, notes receivable, accounts payable and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The Company estimates the fair value of the preferred shares utilizing Level 2 inputs, including market yields for similar instruments.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
As discussed in Note 2, Summary of Significant Accounting Policies, to the Condensed Consolidated Financial Statements, the Company accounts for its bitcoin as indefinite-lived intangible assets, which are subject to impairment losses if the fair value of its bitcoin decreases below their carrying value during the reporting period. For the three months ended March 31, 2022, the Company incurred impairment losses of $91,000 on its bitcoin.
8.Preferred Shares
Series H Preferred Shares
On October 1, 2021, the Company filed articles of amendment to create a series of preferred shares, being, an unlimited number of Series H Preferred Shares and to provide for the rights, privileges, restrictions and conditions attaching thereto. The Series H Preferred Shares are convertible provided (and only if and to the extent) that prior shareholder approval of the issuance of all Sphere 3D common shares issuable upon conversion of the Series H Preferred Shares has been obtained in accordance with the rules of the Nasdaq Stock Market, at any time from time to time, at the option of the holder thereof, into 1,000 Sphere 3D common shares for every Series H Preferred Share. Each holder of the Series H Preferred Shares, may, subject to prior shareholder approval, convert all or any part of the Series H Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 9.99% of the total number of outstanding common shares of the Company. Each Series H Preferred Share has a stated value of $1,000. The Series H Preferred Shares are non-voting and do not accrue dividends.
In connection with the Hertford Agreement the Company entered into in July 2021, on October 1, 2021, the Company issued 96,000 Series H Preferred Shares with a fair value of $42.4 million to Hertford. The issuance of the Series H Preferred Shares was triggered by the Company’s $85.0 million deposit made to BitFuFu for digital mining hardware and other equipment. The Company has committed to additional issuances of Series H Preferred Shares to Hertford upon execution of new digital mining hardware equipment contracts as defined in the Hertford Agreement.

Series B Preferred Shares
For the three months ended March 31, 2022 and 2021, there were related party preferred dividends of nil and $135,000, respectively.
9. Share Capital
In March 2022, in connection with the Merger Agreement, the Company issued into escrow 850,000 common shares with a fair value of $1.2 million, to be released to Gryphon if the merger transaction is not consummated. On April 4, 2022, the Merger Agreement was terminated by the Company and triggered the shares to be released to Gryphon.
In December 2021, the Company entered into a consulting agreement with PGP Capital Advisors. (“PGP”) which was amended on February 7, 2022, to provide financial advisory services (as amended, the “PGP Consulting Agreement”). As compensation for PGP’s services to be provided pursuant to the PGP Consulting Agreement, on February 7, 2022, the Company issued to PGP (i) 100,000 common shares, (ii) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $4.00 per share, (iii) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $5.00 per share, and (iv) 100,000 warrants to purchase up to 100,000 common shares at an exercise price of $6.00 per share. The warrants are immediately exercisable and expire five years from the issuance date. The common shares and warrants issued to PCP had, in the aggregate, a fair value of $0.7 million.
The Company has an unlimited authorized number of common shares at no par value. At March 31, 2022, the Company had the following outstanding warrants to purchase common shares:

Date issued	Contractual life (years)	Exercise price	Number outstanding	Expiration
August 2017	5	$42.00	37,500	August 11, 2022
August 2017	5	$42.00	11,876	August 16, 2022
August 2017	5	$42.00	25,625	August 22, 2022
April 2018	5	$5.60	111,563	April 17, 2023
March 2020	3	$0.60	31,000	March 23, 2023
July 2021	3	$4.00	2,000,000	December 22, 2024
August 2021	3	$6.50	2,595,488	August 25, 2024
August 2021	3	$7.50	2,595,488	August 25, 2024
September 2021	5	$9.50	11,299,999	September 8, 2026
October 2021	3	$6.00	850,000	October 1, 2024
February 2022	5	$4.00	100,000	February 7, 2027
February 2022	5	$5.00	100,000	February 7, 2027
February 2022	5	$6.00	100,000	February 7, 2027
			19,858,539

10.Equity Incentive Plans
Restricted Stock Awards
During the three months ended March 31, 2022 and 2021, the Company granted restricted stock awards (“RSA”) in lieu of cash payment for services performed. The estimated fair value of the RSAs was based on the market value of the Company’s common shares on the date of grant. During the three months ended March 31, 2022 and 2021, the Company granted fully vested RSAs of nil and 101,880, respectively, with a fair value of nil and $279,000, respectively.
Share-Based Compensation Expense
The Company recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Three Months Ended March 31,
	2022	2021
Sales and marketing	$—	$—
Research and development	—	—
General and administrative	117	—
Total share-based compensation expense	$117	$—
As of March 31, 2022, there was $78,000 unrecognized compensation expense related to unvested equity-based compensation awards, which is expected to be recognized over a weighted average period of two months.
11.Net Loss per Share
Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Preferred shares, outstanding common share purchase warrants, and outstanding options are considered common stock equivalents and are only included in the calculation of diluted earnings per common share when net income is reported and their effect is dilutive.
Anti-dilutive common share equivalents excluded from the computation of diluted net loss per share were as follows:

	Three Months Ended March 31,
	2022	2021
Common share purchase warrants	19,858,539	2,042,564
Preferred shares issued and outstanding	96,000	6,860,478
Options and RSUs outstanding	60,675	101,175

12.Commitments and Contingencies
NuMiner Machine Purchase Agreement
In November 2021, the Company paid a $10.0 million refundable deposit to NuMiner and in February 2022, entered into an agreement with NuMiner to purchase 60,000 units of new NM440 Machines (the “NuMiner Agreement”) for the purpose of mining digital assets. In the event the evaluation of the NM440 Machines that NuMiner will provide to the Company for evaluation purposes yield results unsatisfactory to the Company, and the purchase agreement is terminated, all payments shall be returned to the Company. If, upon evaluation, the NM440 Machines perform to the satisfaction of the terms outlined in the contract, the Company will apply the advanced payments and make the remaining payments to NuMiner throughout 2022. To make such payments, the Company anticipates pursuing financing through debt and/or equity markets and/or utilizing the vendor financing provided for in the NuMiner Agreement. In the event the NuMiner Agreement is performed in full, the aggregate payments to NuMiner will be $1.7 billion in 2022.
Master Services Agreement
On August 19, 2021, Gryphon entered into a Master Services Agreement with the Company (the “Gryphon MSA”). To provide greater certainty as to the term of the Gryphon MSA, on December 29, 2021, the Company and Gryphon entered into Amendment No. 1 to the Gryphon MSA (the “Gryphon MSA Amendment”) to extend the initial term of the Gryphon MSA to four years, or to five years in the event the Company does not receive delivery of a specified minimum number of digital mining machines during 2022. Subject to written notice from the Company and an opportunity by Gryphon to cure for a period of up to 180 days, the Company shall be entitled to terminate the Gryphon MSA in the event of: (i) Gryphon’s failure to perform the services under the Gryphon MSA in a professional and workmanlike manner in accordance with generally recognized digital mining industry standards for similar services, or (ii) Gryphon’s gross negligence, fraud or willful misconduct in connection with performing the services. Gryphon shall be entitled to specific performance or termination for cause in the event of a breach by the Company, subject to written notice and an opportunity to cure for a period of up to 180 days. As consideration for the Gryphon MSA, Gryphon shall receive the equivalent of 22.5% of the net operating profit, as defined in the Gryphon MSA, of all of the Company’s blockchain and digital currency related operations as a management fee. The Company incurred costs under this agreement of $324,000 during the three months ended March 31, 2022.
Digital Mining Hosting Sub-License
On October 5, 2021, the Company entered into a Sub-License and Delegation Agreement (“Hosting Sub-Lease”) by and between Gryphon and the Company, which assigned to the Company certain Master Services Agreement, dated as of September 12, 2021 (the “Core Scientific MSA”), by and between Core Scientific, and Gryphon and Master Services Agreement Order #2 (“Order 2”). On December 29, 2021, the Company and Gryphon entered into Amendment No. 1 to the Sub-Lease Agreement (the “Sub-Lease Amendment”) to provide Gryphon the right to recapture the usage of up to 50% of the hosting capacity to be managed by Core Scientific if the Merger Agreement is terminated prior to consummation of the merger. The agreement allows for approximately 230 MW of net carbon neutral digital mining hosting capacity to be managed by Core Scientific as hosting partner. The agreement features the installation of digital asset miners at Core Scientific's net carbon neutral blockchain data centers over the course of 11 months. As part of the agreement, Core Scientific will provide digital mining fleet management and monitoring solution, Minder™, data analytics, alerting, monitoring, and miner management services. As of March 31, 2022, the Company had prepaid $30.5 million to Gryphon for Order 2. The remaining commitment of $20.8 million is to be paid over the next seven months. The Company incurred costs under this agreement of $29,000 during the three months ended March 31, 2022.
The Hosting Sub-Lease shall automatically terminate upon the termination of the Core Scientific MSA and/or Order 2 in accordance with their respective terms. In addition, upon any termination of the Gryphon Merger Agreement by Sphere 3D, Gryphon shall have the right, in its sole discretion, to terminate this Core Scientific MSA in its entirety (including the Hosting Sub-Lease) upon not less than 180 calendar days’ written notice to Sphere 3D.

BitFuFu Machine Purchase Agreement
In July 2021, the Company entered into an agreement with FuFu Technology Limited (“BitFuFu”), subsequently amended in September 2021, for the purchase of digital mining hardware and other equipment to the Company. The Company has committed to purchase 60,000 machines for an aggregate value of $305.7 million through December 2022. As of March 31, 2022, the Company had payments of $101.8 million to BitFuFu for deposits towards machines which began delivery in January 2022 and continue through the remainder of 2022. The prepayments and payment of total purchase price are not refundable, save as otherwise mutually agreed by the parties. The remaining amount of $203.9 million is payable over the next six months.
Majestic Dragon Financial Services
In July 2021, the Company retained, Majestic Dragon Financial Services Ltd. (“Majestic Dragon”), to provide consulting and advisory services to the Company commencing on the closing of the Hertford Agreement, dated as of July 31, 2021, for a term ending on the date on which Majestic Dragon and its affiliates or any funds managed by Majestic Dragon cease to own, directly or indirectly, any equity interests of the Company. The Company will pay Majestic Dragon (i) 3.0% of the Hertford Agreement transaction, paid in common shares, which amount shall be paid concurrently with any payment made to Hertford for the placement of the assets to the Company from Hertford pursuant to the terms of the Hertford Agreement, and (ii) 100 Bitcoin per year for a period of two years, payable from the first coin mined in the corresponding year. The Company incurred costs under this agreement of $4.7 million during the three months ended March 31, 2022.
Waxahachie Lease
In January 2022, the Company entered into a lease agreement for administrative offices and research facilities located in Waxahachie, Texas (the “Waxahachie Lease”) for approximately 3,600 square feet. The Waxahachie Lease occupancy will begin upon completion of certain tenant improvements, which are included in the Waxahachie Lease for up to $147,000, and has a term of five years. Occupancy is expected by June 2022. The Company will also pay a pro rata share of operating costs, insurance costs, utilities and real property taxes.
Letters of credit
During the ordinary course of business, the Company provides standby letters of credit to third parties as required for certain transactions initiated by the Company. As of March 31, 2022, the Company had no outstanding standby letters of credit.
Extended Warranty
The Company had $51,000 and $56,000 in deferred costs included in other current and non-current assets related to deferred service revenue at March 31, 2022 and December 31, 2021, respectively. Changes in the liability for deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

Deferred Revenue
Liability at January 1, 2022	$214
Revenue recognized during the period	(58)
Change in liability for warranties issued during the period	56
Liability at March 31, 2022	$212
Current liability	128
Non-current liability	84
Liability at March 31, 2022	$212

Litigation
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows.
13.Segment Information
The Company has two operating segments, (1) Digital Mining and (2) Service and Product. The relevant guidance requires that segment disclosures present the measure(s) used by the chief operating decision maker to decide how to allocate resources and for purposes of assessing such segments’ performance.
The Digital Mining segment generates revenue from the digital currency the Company earns through its bitcoin mining activities. The Service and Product segment generates revenue from long-term customer contracts for service contracts and extended service contract and the sale of products related to the Company’s data storage product line.
Digital Mining Segment
The Company generates its digital mining revenue from one mining pool operator. The Company’s revenue from digital mining is generated in the United States.
For the three months ended March 31, 2022 and 2021, the Company had one supplier of mining equipment.

	Three Months Ended March 31,
	2022	2021
Vendor A	100%	—%
Service and Product Segment
For the three months ended March 31, 2022 and 2021, the service and product business had the following customers that represented more than 10% of revenue.

	Three Months Ended March 31,
	2022	2021
Customer A	21.4%	14.4%
Customer B	11.4%	—%
Customer C	—%	10.2%
The Company’s revenue from service and product is generated primarily in the United States.
At March 31, 2022 and December 31, 2021, the service and product business had the following receivable’s that represented more than 10% of accounts receivable.

	March 31, 2022	December 31, 2021
Customer A	21.8%	26.3%
Customer B	20.8%	25.5%
Customer C	14.4%	—%
Customer D	12.8%	19.6%
Customer E	—%	10.6%

14.Subsequent Events
On April 4, 2022, Peter Tassiopoulos resigned as our chief executive officer and as a member of our board of directors to explore other opportunities. In connection with his resignation, the Company and Mr. Tassiopoulos signed a separation and general release agreement dated April 4, 2022, pursuant to which Mr. Tassiopoulos will continue to receive healthcare benefits for a period of 12 months and will receive 2,000,000 restricted stock units which shall vest in full on July 4, 2022 (“Severance Benefits”). The payment of the Severance Benefits is in lieu of our obligation to pay Mr. Tassiopoulos the previously disclosed accrued benefits under his employment agreement dated August 15, 2019, as amended, including the Change of Control Payment and financing bonus (“M&A Fee”), as such terms are defined in Mr. Tassiopoulos' employment agreement. In addition, the Company has entered into a consulting agreement with Mr. Tassiopoulos dated April 4, 2022, with a term of 12 months and a retainer of $1.0 million (the “Consulting Agreement”). Pursuant to the Consulting Agreement, Mr. Tassiopoulos will continue to consult with the Company's management regarding the transition of the Company's business to digital currency and blockchain and will also assist the new chief executive officer transition into her new role within the Company.
On April 5, 2022, the Company granted an award of restricted stock units of 500,000 to the Company’s chief financial officer of the Company. The restricted stock units were recorded at fair value on the date of grant and were fully vested on April 12, 2022.
On April 8, 2022, the Company granted an award of restricted stock units of 655,000 to the Company’s new chief executive officer. The restricted stock units vest over a period of three years. In addition, the same executive was granted non-qualified stock options for the purchase of 750,000 common shares with an exercise price of $1.80, a vest period of three years, and a term of six years.
On April 12, 2022, the Company issued 1,350,000 unregistered common shares, with a fair value of $1.7 million, to Bluesphere Ventures Inc. for the purchase of 1,040,000 carbon offset credits to be delivered over the next 14 months.